Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of GSE Systems, Inc. (the “Company”) for the registration of common stock, of our report dated April 17, 2023, with respect to the consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, We also consent to the reference to our firm under the caption “Experts” in this registration statement.

Tysons, Virginia
December 18, 2023